VIA EDGAR

January 8, 2024

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ark 21Shares Bitcoin ETF Amendment No. 5 to Registration Statement on Form S-1 Filed December 28, 2023 File No. 333- 257474

To Whom it May Concern:

On behalf of Ark 21Shares Bitcoin ETF (“Trust”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Amendment No. 5 to the Trust’s registration statement on Form S-1 filed on December 28, 2023 (“Registration Statement”). This letter is in response to the comments of the Staff of the SEC provided in correspondence dated January 5, 2023.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement. We will incorporate any changes referenced below into a future amendment to the Registration Statement.

Comment 1: We refer you to your responses to comments 2, 36, and 40 in your November 20, 2023 response letter. Please update your responses to these comments in your next amendment or tell us when you intend to do so.

Response: The Trust has incorporated this comment.

With respect to the use of a fact sheet, the form of fact sheet the Trust intends to use is attached hereto as Exhibit 1.

With respect to all of the Authorized Participants with which the Trust has an agreement at the time of effectiveness of the registration statement the impacted disclosure will be revised as follows:

As of the date of this Prospectus, the Authorized Participants are Jane Street Capital, LLC, Macquarie Capital (USA) Inc. and Virtu Americas LLC. As of the date of this Prospectus, the Prime Broker, Coinbase, Inc., and the Lender, Coinbase Credit, Inc., will serve as Bitcoin Counterparties.

With respect to policies and procedures related to conflicts of interest in greater detail and tell us whether these will be in place at the time of effectiveness, the impacted disclosure will be revised as follows:

There are present and potential future conflicts of interest inherent in the Trust’s structure and operation you should consider before you purchase Shares. The Sponsor will use this notice of conflicts as a defense against any claim or other proceeding made. If the Sponsor is not able to resolve these conflicts of interest adequately, it may impact the Trust’s ability to achieve its investment objective.

The officers, directors and employees of the Sponsor do not devote their time exclusively to the Trust. These persons are directors, officers or employees of other entities which may compete with the Trust for their services. They could have a conflict between their responsibilities to the Trust and to those other entities.

The Sponsor and the Sub-Adviser have the authority to manage the investments and operations of the Trust, and this may allow them to act in a way that furthers their own interests which may create a conflict with shareholders’ best interests. Shareholders have very limited voting rights, which limits their ability to influence matters such as amendment of the Trust Agreement, change in the Trust’s basic investment policy, dissolution of the Trust, or the sale or distribution of the Trust’s assets.

The Sponsor serves as the sponsor to the Trust. The Sponsor may have a conflict to the extent that its trading decisions for the Trust may be influenced by the effect they would have on other funds its affiliates may manage. In addition, the Sponsor may be required to indemnify its officers, directors and key employees with respect to their activities on behalf of other funds, if the need for indemnification arises. This potential indemnification could cause the Sponsor’s assets to decrease. If the Sponsor’s other sources of income are not sufficient to compensate for the indemnification, it could cease operations, which could in turn result in Trust losses and/or termination of the Trust.

The Sponsor has an affiliate, 21Shares AG, that issues various exchange traded products providing exposure to certain digital assets in non-U.S. jurisdictions. In addition, the Sponsor’s affiliate(s) may take management fees in-kind in bitcoin, and as such, may engage in trading of the underlying asset across affiliates. The Sponsor has adopted and implemented policies and procedures that are reasonably designed to ensure compliance with applicable law, including a Code of Ethics providing guidance on conflicts of interest (collectively, the “Policies”). As of the effectiveness of the Registration Statement, the Sponsor’s Policies are in place and require that the Sponsor eliminate, mitigate, or otherwise disclose conflicts of interest. Additionally, the Sponsor has adopted policies and procedures requiring that certain applicable personnel pre-clear personal trading activity in which bitcoin is the referenced asset. The Sponsor has also implemented an Information Barrier Policy restricting certain applicable personnel from obtaining sensitive information. The Sponsor believes that these controls are reasonably designed to mitigate the risk of conflicts of interest and other impermissible activity.

Furthermore, the Sponsor, the Sub-Adviser or their affiliates may participate in transactions related to bitcoin, either for their own account or for account of a client. Such transactions may not serve to benefit the shareholders of the Trust and may have a positive or negative effect on the value of the bitcoin held by the Trust and, consequently, on the market value of bitcoin. In addition, the Sponsor, the Sub-Adviser or their affiliates may act in other capacities with regard to other investment products offered by either party.

The Sponsor, the Sub-Adviser, or their affiliates may issue derivative instruments relating to bitcoin. The Sponsor’s affiliate offers investment products that offer short exposure to bitcoin as well as other products that offer long exposure to bitcoin, either of which may take market share from the Trust or affect the value of bitcoin or an investment in the Trust. Introduction of such competing products may affect the market value of bitcoin and an investment in the Trust. The Sponsor and its affiliated companies may also receive non-public information relating to bitcoin and neither the Sponsor nor any of its affiliates will undertake to make this information available to investors in the Trust.

The Sponsor, the Sub-Adviser, and their employees and their affiliates, may engage in long or short transactions in bitcoin in their personal accounts (subject to certain internal employee trading policies and procedures), and in doing so may take positions opposite to those held by the Trust or may compete with the Trust for positions in the marketplace.

Records of trading by these parties will not be available for inspection by shareholders. Because these parties may trade bitcoin for their own accounts at the same time as the Trust, prospective shareholders should be aware that such persons may take positions in bitcoin which are opposite, or ahead of, the positions taken for the Trust. There can be no assurance that any of the foregoing will not have an adverse effect on the performance of the Trust.

If the Sponsor acquires knowledge of a potential transaction or arrangement that may be an opportunity for the Trust, it will have no duty to offer such opportunity to the Trust. The Sponsor will not be liable to the Trust or the Shareholders for breach of any fiduciary or other duty if Sponsor pursues such opportunity or directs it to another person or does not communicate such opportunity to the Trust. Neither the Trust nor any Shareholder will have any rights or obligations by virtue of the Trust Agreement, the trust relationship created thereby, or this Prospectus in such business ventures or the income or profits derived from such business ventures. The pursuit of such business ventures, even if competitive with the activities of the Trust, will not be deemed wrongful or improper.

Resolution of Conflicts Procedures

The Trust Agreement provides that (i) whenever a conflict of interest exists or arises between the Sponsor or any of its Affiliates, on the one hand, and the Trust, any shareholder or any other person, on the other hand; or (ii) whenever the Trust Agreement or any other agreement contemplated by the Trust Agreement provides that the Sponsor shall act in a manner that is, or provides terms that are, fair and reasonable to the Trust, any shareholder or any other person, the Sponsor shall resolve such conflict of interest, take such action or provide such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Sponsor, the resolution, action or terms so made, taken or provided by the Sponsor shall not constitute a breach of this Trust Agreement or any other agreement contemplated herein or of any duty or obligation of the Sponsor at law or in equity or otherwise.

Comment 2: We note the disclosure on the cover page regarding the Seed Capital Investor and their status as a statutory underwriter with respect to the Seed Creation Baskets. Please revise to instead identify the purchaser of the initial Basket and identify that party as a statutory underwriter.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The Sponsor of the Trust served as the Seed Capital Investor to the Trust. On December 12, 2023, the Sponsor, in its capacity as Seed Capital Investor, subject to conditions, purchased Seed Creation Baskets comprising 2 Shares at a per-Share price of $50.00, as described in “Seed Capital Investor.” Total proceeds to the Trust from the sale of these Seed Creation Baskets were $100. Delivery of the Seed Creation Baskets was made on December 12, 2023. These Seed Creation Baskets were redeemed for cash on or about January 5, 2024.

The Trust anticipates that, on or about January 8, 2024 (the “Seed Capital Purchase Date”), Sponsor will, in its capacity as Seed Capital Investor, purchase the initial Seed Creation Baskets comprising 10,000 Shares (the “Initial Seed Creation Baskets”). In its capacity as the Seed Capital Investor, the Sponsor will act as a statutory underwriter in connection with this purchase. The total proceeds to the Trust from the sale of the Initial Seed Creation Baskets are expected to be $437,000 and are expected to be used by the Trust to purchase bitcoin at or prior to the listing of the Shares on the Exchange. The Sponsor will transact with a Bitcoin Counterparty to acquire bitcoin on behalf of the Trust in exchange for cash provided by the Sponsor in its capacity as Seed Capital Investor. Any bitcoin acquired in connection with the Initial Seed Creation Baskets will be held by the Bitcoin Custodian. The price of the Shares comprising the Initial Seed Creation Baskets will be determined as of the effective date of this Prospectus as described in this Prospectus, and such Shares could be sold at different prices if sold by the Seed Capital Investor at different times. It is anticipated that the Seed Capital Investor will redeem its Shares or sell its Shares to a third party in the weeks following the initial listing of Shares on the Exchange. The Trust will not receive any of the proceeds of the redemption of any Seed Creation Baskets by the Seed Capital Investor.

Additionally, the section “Seed Capital Investor” has been revised as follows:

The Sponsor of the Trust served as the Seed Capital Investor to the Trust. The Trust Agreement provides that (i) whenever a conflict of interest exists or arises between the Sponsor or any of its Affiliates, on the one hand, and the Trust, any shareholder or any other person, on the other hand; or (ii) whenever the Trust Agreement or any other agreement contemplated by the Trust Agreement provides that the Sponsor shall act in a manner that is, or provides terms that are, fair and reasonable to the Trust, any shareholder or any other person, the Sponsor shall resolve such conflict of interest, take such action or provide such terms, considering in each case the relative interest of each party (including its own interest) to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable generally accepted accounting practices or principles. In the absence of bad faith by the Sponsor, the resolution, action or terms so made, taken or provided by the Sponsor shall not constitute a breach of this Trust Agreement or any other agreement contemplated herein or of any duty or obligation of the Sponsor at law or in equity or otherwise.

In its capacity as Seed Capital Investor, the Sponsor agreed to purchase $100 in Shares on December 12, 2023, and on December 12, 2023, took delivery of 2 Shares at a per-Share price of $50.00 (the “Seed Creation Baskets”). As of the date of this Prospectus, these 2 Shares represent all of the outstanding Shares. These Seed Creation Baskets were redeemed for cash on or about January 5, 2024.

The proceeds from this sale of Seed Creation Baskets were not converted to bitcoin, and, accordingly, there were not any costs or transaction fees payable by the Trust associated with any such conversion to bitcoin.

The Trust anticipates that, on or about January 8, 2024 (the “Seed Capital Purchase Date”), Sponsor will, in its capacity as Seed Capital Investor, purchase the Initial Seed Creation Baskets comprising 10,000 Shares (the “Initial Seed Creation Baskets”). In its capacity as the Seed Capital Investor, the Sponsor will act as a statutory underwriter in connection with this purchase. The total proceeds to the Trust from the sale of the Initial Seed Creation Baskets are expected to be $437,000 and are expected to be used by the Trust to purchase bitcoin at or prior to the listing of the Shares on the Exchange. The Sponsor will transact with Bitcoin Counterparty to acquire bitcoin on behalf of the Trust in exchange for cash provided by the Sponsor in its capacity as Seed Capital Investor. Any bitcoin acquired in connection with the Initial Seed Creation Baskets will be held by the Bitcoin Custodian. The price of the Shares comprising the Initial Seed Creation Baskets will be determined as of the effective date of this Prospectus as described in this Prospectus, and such Shares could be sold at different prices if sold by the Seed Capital Investor at different times. It is anticipated that the Seed Capital Investor will redeem its Shares or sell its Shares to a third party in the weeks following the initial listing of Shares on the Exchange. The Trust will not receive any of the proceeds of the redemption of any Seed Creation Baskets by the Seed Capital Investor.

In its capacity as Seed Capital Investor, the Sponsor will not receive from the Trust or any of its affiliates any fee or other compensation in connection with the sale of the Seed Creation Baskets.

Further, the Sponsor will not act as an Authorized Participant with respect to the Seed Creation Baskets, and its activities with respect to the Seed Creation Baskets will be distinct from those of an Authorized Participant. Unlike most Authorized Participants, the Sponsor is not in the business of purchasing and selling securities for its own account or the accounts of others. The Sponsor will not act as an Authorized Participant to purchase (or redeem) Baskets in the future.

Comment 3: We note the revisions you made in response to prior comment 3 and we reissue the comment in part. Please revise your risk factors to compare the impact of the use of cash, as opposed to in-kind, creations and redemptions on the efficiency of the arbitrage mechanism.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The Trust’s inability to facilitate in-kind creations and redemptions could result in the exchange-traded product arbitrage mechanism failing to function as efficiently as it otherwise would, leading to the potential for the Shares to trade at premiums or discounts to the NAV per Share, and such premiums or discounts could be substantial. Furthermore, if cash creations or redemptions are unavailable, either due to the Sponsor’s decision to reject or suspend such orders or otherwise, it will not be possible for Authorized Participants to redeem or create Shares, in which case the arbitrage mechanism would be unavailable. This could result in impaired liquidity for the Shares, wider bid/ask spreads in secondary trading of the Shares and greater costs to investors and other market participants. In addition, the Trust’s inability to facilitate in-kind creations and redemptions, and resulting reliance on cash creations and redemptions, could cause the Sponsor to halt or suspend the creation or redemption of Shares during times of market volatility or turmoil, among other consequences.

The use of cash creations and redemptions, as opposed to in-kind creations and redemptions, could cause delays in trade execution due to potential operational issues arising from implementing a cash creation and redemption model, which involves greater operational steps (and therefore execution risk) than the originally contemplated in-kind creation and redemption model, or the potential unavailability or exhaustion of the Trade Credits, which the Trust would not be able to use in connection with in-kind creations and redemptions. Such delays could cause the execution price associated with such trades to materially deviate from the Index price used to determine the NAV. Even though the Authorized Participant is responsible for the dollar cost of such difference in prices, Authorized Participants could default on their obligations to the Trust, or such potential risks and costs could lead to Authorized Participants, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying bitcoin, to elect to not participate in the Trust’s Share creation and redemption processes. This may adversely affect the arbitrage mechanism intended to keep the price of the Shares closely linked to the price of bitcoin, and as a result, the price of the Shares may fall or otherwise diverge from NAV. If the arbitrage mechanism is not effective, purchases or sales of Shares on the secondary market could occur at a premium or discount to NAV, which could harm Shareholders by causing them buy Shares at a price higher than the value of the underlying bitcoin held by the Trust or sell Shares at a price lower than the value of the underlying bitcoin held by the Trust, causing Shareholders to suffer losses.

To the knowledge of the Sponsor, exchange-traded products for spot-market commodities other than bitcoin, such as gold and silver, generally employ in-kind creations and redemptions with the underlying asset. The Sponsor believes that it is generally more efficient, and therefore less costly, for spot commodity exchange-traded products to utilize in-kind orders rather than cash orders, because there are fewer steps in the process and therefore there is less operational risk involved when an authorized participant can manage the buying and selling of the underlying asset itself, rather than depend on an unaffiliated party such as the issuer or sponsor of the exchange-traded product. As such, a spot commodity exchange-traded product that only employs cash creations and redemptions and does not permit in-kind creations and redemptions is a novel product that has not been tested, and could be impacted by any resulting operational inefficiencies.

Comment 4: We note the revisions you made in response to prior comment 5 and we reissue the comment in part. Please revise the rest of this risk factor, as well as your disclosure on pages 83 and 105, for consistency with your disclosure that the only crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

Response: The Trust has incorporated this comment, and the impacted disclosure has been revised as follows:

The inability to recognize the economic benefit of a “fork” or an “airdrop” could adversely impact an investment in the Trust.

The only digital asset to be held by the Trust will be bitcoin.

From time to time, the Trust may be entitled to or come into possession of rights to acquire, or otherwise establish dominion and control over, any virtual currency or other asset or right, which rights are incident to the Trust’s ownership of bitcoin and arise without any action of the Trust, or of the Sponsor or Sub-Adviser on behalf of the Trust (“Incidental Rights”) and/or virtual currency tokens, or other asset or right, acquired by the Trust through the exercise (subject to the applicable provisions of the Trust Agreement) of any Incidental Right (“IR Virtual Currency”) by virtue of its ownership of bitcoin, generally through a fork in the Bitcoin blockchain, an airdrop offered to holders of bitcoin or other similar event. Pursuant to the Trust Agreement, the Sponsor has the right, in their discretion, to determine what action to take in connection with the Trust’s entitlement to or ownership of Incidental Rights or any IR Virtual Currency. Under the terms of the Trust Agreement, the Trust may take any lawful action necessary or desirable in connection with the Trust’s ownership of Incidental Rights, including the acquisition of IR Virtual Currency, as determined by the Sponsor in the Sponsor’s sole discretion, unless such action would adversely affect the status of the Trust as a grantor trust for U.S. federal income tax purposes or otherwise be prohibited by the Trust Agreement.

With respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency. In the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules.

Investors should be aware that investing in Shares of the Trust is not equivalent to investing directly in bitcoin. An investor does not have a claim to any “forked” assets. Unless otherwise announced, the Sponsor and the Sub-Adviser, as applicable on behalf of the Trust, will not support the inclusion of any forked assets.

Unless an announcement is made informing investors that a fork will be supported, a newly-forked asset should be considered ineligible for inclusion in the Trust.

Network Forks.

Bitcoin, along with many other digital assets, are open-source projects. The infrastructure and ecosystem that powers the Bitcoin network are developed by different parties, including affiliated and non-affiliated engineers, developers, miners, platform developers, evangelists, marketers, exchange operators and other companies based around a service regarding bitcoin, each of whom may have different motivations, drivers, philosophies and incentives.

As a result, any individual can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that could alter the protocols governing the Bitcoin network and the properties of bitcoin. When a modification is proposed and a substantial majority of users and miners consent to the modification, the change is implemented, and the Bitcoin network remains uninterrupted. However, a “hard fork” occurs if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification. In other words, two incompatible networks would then exist: (1) one network running the pre-modified software and (2) another network running the modified software. The effect of such a fork would be the existence of two versions of bitcoin running in parallel, and the creation of a new digital asset which lacks interchangeability with its predecessor. This is in contrast to a “soft fork,” or a proposed modification to the software governing the network that results in a post-update network that is compatible with the network as it existed prior to the update, because it restricts the network operations that can be performed after the update.

Forks occur for a variety of reasons. A fork could occur after a significant security breach. Participants on the network could elect to “fork” the network to its state before the hack, effectively reversing the hack. A fork could also be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software users run. Such a fork could adversely affect bitcoin’s viability. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This would result in a permanent fork. For example, in July 2016, Ethereum “forked” into Ethereum and a new digital asset, Ethereum Classic, as a result of the Ethereum network community’s response to a significant security breach in which an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ETH held by the DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ethereum Classic, or ETC. ETC now trades on several digital asset exchanges.

A fork may occur as a result of disagreement among network participants as to whether a proposed modification to the network should be accepted. For example, on August 1, 2017, after extended debates among developers as to how to improve the Bitcoin network’s transaction capacity, the Bitcoin network was forked by a group of developers and miners resulting in the creation of a new blockchain, which underlies the new digital asset “Bitcoin Cash.” Bitcoin and Bitcoin Cash now operate on separate, independent blockchains. Since then, the Bitcoin network has forked several times to launch new digital assets, such as Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. Litecoin was also the result of a fork from the original Bitcoin blockchain.

Significant forks are typically announced several months in advance. The circumstances of each fork are unique, and their relative significance varies. It is possible that a particular fork may result in a significant disruption to bitcoin and, potentially, may result in broader market disruption should pricing become difficult following the fork. It is not possible to predict with accuracy the impact that any anticipated fork could have or for how long any resulting disruption may exist.

Forks may have a detrimental effect on the value of bitcoin, including by negatively affecting cryptocurrency allocations or by failing to capture of the full value of the newly-forked bitcoin if it is excluded from the Index. Forks can also introduce new security risks. For example, forks may result in “replay attacks,” or attacks in which transactions from one network were rebroadcast to nefarious effect on the other network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network, thereby making digital assets that rely on proof of work more susceptible to attack. For example, when the Ethereum and Ethereum Classic networks, two other digital asset networks, split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum exchanges through at least October 2016. An Ethereum exchange announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of replay attacks. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin SV networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of a digital asset network that retained or attracted less mining power, thereby making digital assets that rely on proof-of-work more susceptible to attack.

A hard fork may adversely affect the price of bitcoin at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre fork digital asset, in anticipation that ownership of the pre fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork. Furthermore, while the Sponsor will, as permitted by the terms of the Trust Agreement, determine which network is generally accepted as the Bitcoin network and should therefore be considered the appropriate network for the Trust’s purposes, there is no guarantee that the Sponsor will choose the network and the associated digital asset that is ultimately the most valuable fork. Either of these events could therefore adversely impact the value of the Shares. When Bitcoin Cash forked from the Bitcoin network, the value of Bitcoin went from $2,800 to $2,700.

In principle, a hard fork could change the source code for the Bitcoin network, including the source code which limits the supply of bitcoin to 21 million. Although many observers believe this is unlikely at present, there is no guarantee that the current 21 million supply cap for outstanding bitcoin, which is estimated to be reached by approximately the year 2140, will not be changed. If a hard fork changing the 21 million supply cap is widely adopted, the limit on the supply of bitcoin could be lifted, which could have an adverse impact on the value of bitcoin and the value of the Shares.

If bitcoin were to fork into two digital assets, the Trust may hold, in addition to its existing bitcoin balance, a right to claim an equivalent amount of the new “forked” asset following the hard fork. However, the Index does not track forks involving bitcoin. The Trust has adopted procedures to address situations involving a fork that results in the issuance of new alternative bitcoin that the Trust may receive. The holder of bitcoin has no discretion in a hard fork; it merely has the right to claim the new bitcoin on a pro rata basis while it continues to hold the same number of bitcoin.

Airdrops.

Bitcoin may become subject to an occurrence similar to a fork, which is known as an “airdrop.” In an airdrop, the promotors of a new digital asset announce to holders of another digital asset that they will be entitled to claim a certain amount of the new digital asset for free, based on the fact that they hold such other digital asset. For example, in

March 2017, the promoters of Stellar Lumens announced that anyone that owned bitcoin as of June 26, 2017, could claim, until August 27, 2017, a certain amount of Stellar Lumens. Airdrops are not included in the Index under its current methodology. See “Prospectus Summary — The CME CF Bitcoin Reference Rate – New York Variant.”

The Index currently does not track airdrops involving bitcoin. Accordingly, the Trust will not participate in airdrops.

Additionally, the section “Custody of the Trust’s Assets” will be revised as follows:

…

Under the Trust Agreement, the Sponsor has the right, in its sole discretion, to determine what action to take in connection with the Trust’s entitlement to or ownership of Incidental Rights or any IR Virtual Currency, and Trust may take any lawful action necessary or desirable in connection with the Trust’s ownership of Incidental Rights, including the acquisition of IR Virtual Currency, as determined by the Sponsor in the Sponsor’s sole discretion, unless such action would adversely affect the status of the Trust as a grantor trust for U.S. federal income tax purposes or otherwise be prohibited by this Trust Agreement.

With respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency. In the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules.

Further, the section “Duties of the Sponsor” will be revised as follows.

Under the Trust Agreement, the Sponsor has the right, in its sole discretion, to determine what action to take in connection with the Trust’s entitlement to or ownership of Incidental Rights or any IR Virtual Currency, and Trust may take any lawful action necessary or desirable in connection with the Trust’s ownership of Incidental Rights, including the acquisition of IR Virtual Currency, as determined by the Sponsor in the Sponsor’s sole discretion, un-less such action would adversely affect the status of the Trust as a grantor trust for U.S. federal income tax purposes or otherwise be prohibited by the Trust Agreement. However, with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency. In the event the Trust seeks to change this position, an application would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules.

Comment 5: Refer to your responses to comment 6 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

Response: The Trust hereby confirms its understanding that understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Trust’s responses and current fair value accounting policy. The Trust further confirms its understanding that the Staff may comment further on this matter in future filing reviews once the Trust is operational.

Comment 6: We note the revisions you made in response to prior comment 8 and we reissue the comment in part. Please revise to disclose whether the Sponsor generally intends to fund the Trading Balance at the Prime Broker with sufficient cash or bitcoin or whether it regularly expects to utilize the Post-Trade Financing Agreement in connection with creation and redemption transactions or to pay expenses.

Response: The Trust has incorporated this comment and the impacted disclosure will be revised as follows:

The Sponsor does not generally intend to fund the Trading Balance at the Prime Broker with sufficient cash or bitcoin in connection with creation and redemption transactions or to pay fees and expenses, and instead the Sponsor regularly expects to utilize the Post-Trade Financing Agreement in connection with such creation and redemption transactions or for such fees and expenses. The purpose of borrowing the bitcoin or cash used in connection with cash creation and redemption or to pay these fees and expenses from the Lender is to lock in the bitcoin price on the trade date or the payment date, as applicable, rather than waiting for the funds associated with the creation to be transferred by the Cash Custodian to the Bitcoin Counterparty prior to purchasing the bitcoin or for the bitcoin held in the Vault Balance to be transferred to a Trading Balance prior to selling the bitcoin (a process which may take up to twenty four hours, or longer if the Bitcoin blockchain is experiencing delays in transaction confirmation, or if there are other delays). In the event Trade Credits are unavailable from the Lender or become exhausted, the Sponsor would require the Authorized Participant to deliver cash on the trade date so that a purchase order can be settled in a timely manner.

Comment 7: You state that to the extent the execution price of the bitcoin acquired by the Bitcoin Counterparty exceeds the cash deposit amount, such cash difference will be the responsibility of the Authorized Participant and not the Trust or Sponsor. For both creation and redemption transactions, please revise to clarify whether or not the interest payable on Trade Credits utilized under the Post-Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Trust, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the Trust over time.

Response: The Trust has incorporated this comment and the following disclosure will be added:

Because the Trust’s Trading Balance may not be funded with cash on trade date for the purchase of bitcoin associated with the purchase order, the Trust may borrow Trade Credits in the form of cash from the Lender pursuant to the Post-Trade Financing Agreement or may require the Authorized Participant to deliver the required cash for the purchase order on trade date. The extension of Trade Credits on trade date allows the Trust to purchase bitcoin through the Bitcoin Counterparty on trade date, with such bitcoin being deposited in the Trust’s Trading Balance. For settlement of a redemption, the Trust delivers Shares to the Authorized Participant in exchange for cash received from the Authorized Participant. To the extent Trade Credits were utilized, the Trust uses the cash to repay the Trade Credits borrowed from the Lender. Any financing fee owed to the Lender is deemed part of trade execution costs and embedded in the trade price for each transaction, and therefore is the cash-denominated responsibility of the Authorized Participants. To the extent this position changes and financing fees owed to the Lender would be a responsibility of the Trust, such expenses could impact the net assets of the Trust over time by increasing the operational expenses of the Trust.

Comment 8: In the second paragraph on page 98, you state that the Authorized Participant will be required to “prefund a cash amount” determined by the Sponsor and you also refer to the receipt of “the required cash” indicated in the redemption order. Please explain why you refer to cash rather than Shares when discussing redemption orders.

Response: The Trust has incorporated this comment. Because the Shares associated with the redemption order may not be available at the time that the Authorized Participant places the redemption order, the Sponsor may require cash to be pre-funded to cover related trading costs. The Shares associated with the redemption order are due to be delivered to the Trust’s DTC account on the settlement date. The impacted disclosure will be revised as follows:

To effectuate a redemption order via a cash transaction, the Authorized Participant will be required to prefund a cash amount determined by the Sponsor to the Trust’s account with the Transfer Agent no later than 2:00 pm ET on the sell order date or at another time as determined by the Sponsor. Because the Shares associated with the redemption order may not be available at the time that the Authorized Participant places the redemption order, the Sponsor may require cash to be pre-funded to cover related trading costs. The Shares associated with the redemption order are due to be delivered to the Trust’s DTC account on the settlement date. Upon receipt of the required cash indicated in the redemption order, the Sponsor, on behalf of the Trust, will instruct the Bitcoin Counterparty to convert bitcoin into cash by effectuating a bitcoin sale executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, and deposit the cash proceeds of such sale in the Trust’s account with the Cash Custodian for settlement with the Authorized Participant (taking into account any spread, commission, or other trading costs).

The redemption distribution due from the Trust is delivered to the Bitcoin Counterparty on the Redemption Distribution Date (which is the next business day after the Redemption Order is received) if the Trust’s DTC account has been credited with the Baskets to be redeemed. Once the Sponsor determines that the Shares have been received in the Trust’s DTC account, the Sponsor authorizes the Bitcoin Custodian to transfer the redemption bitcoin amount from the Trust’s Bitcoin Custodian account to the Bitcoin Counterparty for conversion to cash to be distributed to the Authorized Participant upon settlement. To the extent the Shares associated with the redemption order are not received in the Trust’s DTC account on the settlement date, the redemption order will be canceled.

***

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP

EXHIBIT 1

ARKB ARK 21Shares Bitcoin ETF Factsheet as of [DATE]

Investment Objective

The Fund seeks to track the performance of bitcoin, as measured by the performance of the CME CF Bitcoin Reference Rate – New York Variant (the “Index”), adjusted for the Trust’s expenses and other liabilities.

Why ARKB?

Growth Potential

Bitcoin was the first decentralized currency and is the largest digital asset by market cap (at over $833b*). It is well established as a digital store of value with a broad user-base and liquidity. ARKB offers a regulated vehicle for this long-term strategic holding.

*Source: CoinMarketCap - Data as of 31st Dec 2023

Regulated Exposure to Bitcoin

ARKB provides direct, regulated exposure to bitcoin which is kept in cold storage* by an institutional-grade custodian, offering greater protection than custody options available to individual investors.

Tool For Diversification Add diversification to a portfolio by adding an asset with low correlation to traditional assets.	Exposure without Complexity Regulated access to one of the leading digital assets without mastering arcane details of how to safely trade or store them.

* Bitcoin cold storage refers to the practice of keeping bitcoins in secure offline environments to safeguard them from potential online threats of hacking and theft. Cold storage provides vital protection for both long-term holders and investors against the numerous risks posed by malicious actors online. By keeping bitcoin holdings entirely offline or “in cold storage”, users limit potential attack vectors that could compromise funds.

Fund Details

Ticker	ARKB
Type	Digital Asset ETF
ISIN	—
CUSIP	—
Primary Exchange	Cboe BZX Exchange, Inc.
Inception Date	TBD
Expense Ratio	—
Fund AUM	—

Shares Outstanding	—
30-Day Median Bid/Ask Spread	—
Premium/Discount	—
Sponsor 21Shares US LLC
Sub-Adviser ARK Investment Management LLC
Fund Custodian
Coinbase Custody Trust Company LLC
Marketing Agent Foreside Global Services, LLC

Fund Holdings

NAME	TICKER	SHARES	PRICE	MARKET VALUE	WEIGHT
—	—	—	—	—	—

* Portfolio holdings should not be considered investment advice or a recommendation to buy, sell, or hold any particular digital asset.

Fund Performance (%)

PERIOD	NAV	MARKET PRICE
3 Month %	—	—
1 Year %	—	—
3 Years %	—	—
5 Years %	—	—
YTD %	—	—
Since Inception	—	—

The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent month-end performance, please call 646-370-6016 or visit the Fund’s website at www.21shares.com. Investing involves risk, including the possible loss of principal. Shares of any ETF are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns.

Fees and Expenses Breakdown

Expense Ratio
Management Fee*	0.25%
Total Annual Fund Operating Expenses	0.25%

* 21Shares LLC (“The Sponsor”) will waive its entire management fee for the Fund until [DATE] or until assets reach $1 billion, whichever occurs first.

Asset Allocation

ASSET	PERCENTAGE
Bitcoin	100%

* Portfolio asset allocation is subject to change, and should not be considered as investment advice or a recommendation to buy, sell, or hold any particular digital asset.

Contact Us

https://21shares.com/en-us

Sales: ETF@21shares.com, 212-223-3460

Investing involves risk, including the possible loss of principal. There is no assurance that the Trust will generate a profit for investors. The Trust may not be suitable for all investors.

The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. These investments are not suitable for all investors. Trusts focusing on a single asset generally experience greater volatility. There are special risks associated with short selling and margin investing. Please ask your financial advisor for more information about these risks.

Bitcoin is a relatively new asset class, and the market for bitcoin is subject to rapid changes and uncertainty. Bitcoin is largely unregulated and bitcoin investments may be more susceptible to fraud and manipulation than more regulated investments. Bitcoin is subject to unique and substantial risks, including significant price volatility and lack of liquidity, and theft. The value of an investment in the Trust could decline significantly and without warning, including to zero.

Bitcoin is subject to rapid price swings, including as a result of actions and statements by influencers and the media, changes in the supply of and demand for bitcoin, and other factors. There is no assurance that bitcoin will maintain its value over the long-term.

Failure by the Trust’s Bitcoin Custodian to exercise due care in the safekeeping of the Trust’s bitcoin could result in a loss to the Trust. Shareholders cannot be assured that the Bitcoin Custodian will maintain adequate insurance with respect to the Bitcoin held by the custodian on behalf of the Trust.

The Trust is not actively managed and will not take any actions to take advantage, or mitigate the impacts, of volatility in the price of bitcoin.

An investment in the Trust is not a direct investment in bitcoin. Investors will also forgo certain rights conferred by owning bitcoin directly.

Shares of the Trust are generally bought and sold at market price (not NAV) and are not individually redeemed from the Trust. Only Authorized Participants may trade directly with the Trust and only large blocks of Shares called “creation units.” Your brokerage commissions will reduce returns.

Shares in the Trust are not FDIC insured and may lose value and have no bank guarantee.

This material must be accompanied or preceded by a prospectus. Carefully consider the Trust’s investment objectives, risk factors, and fees and expenses before investing. For further discussion of the risks associated with an investment in the Trust please read the Trust’s prospectus.

The Marketing Agent is Foreside Global Services, LLC

21Shares US LLC is the sponsor to the ARK 21Shares Bitcoin ETF.

21Shares is not affiliated with Quasar Distributors, LLC.

21Shares is not affiliated with ARK Investment Management LLC

As sub-adviser to the Funds, ARK Invest provides assistance in the marketing of the Shares.

© 2023. 21Shares US LLC. No part of this material may be reproduced in any form, or referred to in any other publication, without written permission.